

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 30, 2009

Mr. Edward F. Myers III
Chief Financial Officer
Ads in Motion, Inc
4139 Corral Canyon
Bonita, CA 91902

      Re: **Ads in Motion, Inc.**
             Form 10-K for Fiscal Year Ended May 31, 2009
             Filed August 7, 2009
             File No. 000-53460

Dear Mr. Myers

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Larry Spirgel
             Assistant Director